DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:                DynaResource, Inc.

Amended Form 10-K for Fiscal Year Ended December 31, 2018

File No. 000-30371

Ladies and Gentlemen:

This letter is in response to a verbal request made by Mr. Blasé Rhodes on August 23, 2019. Mr. Rhodes requested a status update for the preparation and filing by DynaResource, Inc. of an amended Form 10K for the Fiscal Year Ended December 31, 2018.

Response:

DynaResource, Inc. is currently compiling an amended Form 10K for the Fiscal Year ended December 31, 2018, as explained in the Company’s Form 8K filed July 31, 2019. We anticipate filing the amended Form 10K on or before September 20, 2019. Subsequently, The Company intends to file its Form 10Q for the Fiscal Quarter Ended June 30, 2019, as soon as practical.

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO